Brian T. Gallagher E-Mail: Gallagher@CouncilBaradel.com Telephone Extension: 3420

July 13, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jessica Livingston

Eric Envall

RE:	CWS Investments, Inc.

Offering Statement on Form 1-A

Filed July 13, 2022

File No. 024-11857

To the Division of Corporation Finance:

On behalf of CWS Investments, Inc., I hereby request qualification of the above-referenced offering statement at 1:00PM Eastern Time, on July 13, 2022, or as soon thereafter as practicable.

Very respectfully,

//btg//

Brian T. Gallagher, Esq.
Counsel for CWS Investment, Inc.

125 West Street, 4th Floor, Annapolis, Maryland 21401

Annapolis: 410.268.6600 Baltimore: 410.269.6190 Washington: 301.261.2247 Fax: 410.269.8409 www.CouncilBaradel.com